    2025 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of our 2025 Annual General and Special Meeting of Shareholders

WHEN:	WHERE:
Wednesday May 7, 2025	1200 Waterfront Centre, 200 Burrard Street, Vancouver,
3:00 p.m. (Vancouver time)	British Columbia V7X 1T2
Pan American Silver Corp. ("Pan American" or the "Company") shareholders and proxyholders are invited to attend our 2025 annual general and special meeting of shareholders (the "Meeting") in person, but all shareholders are urged to vote in advance by proxy, as discussed in more detail below and in the accompanying management information circular (the “Circular”).

We will cover the following items of business:
1.	Receive our consolidated financial statements for the financial year ended December 31, 2024 and the auditor’s report thereon.
2.	Set the size of our Board at nine directors.
3.	Elect nine directors to hold office until our 2026 annual general and special meeting of shareholders.
4.	Reappoint Deloitte LLP as our independent auditor to hold office until our 2026 annual general and special meeting of shareholders and authorize the directors to set the auditor’s pay.
5.	Consider a non-binding advisory “say on pay” resolution approving our approach to executive compensation.
6.	Transact any other business that may properly come before the meeting.
Your Vote is Important.
You are entitled to receive this notice and vote at the Meeting if you owned common shares of Pan American ("Shares") as of the close of business on March 11, 2025.
The accompanying Circular contains important information about what the Meeting will cover, who can vote, and how to vote. Please read it carefully. The Circular is expected to be made available to our shareholders ("Shareholders") on or about March 31, 2025, with a form of proxy ("proxy") or voting instruction form (“VIF”) in accordance with applicable laws.
If you are a registered Shareholder, send your completed proxy by mail to our transfer agent, Computershare Investor Services Inc. (“Computershare”), or complete your proxy on the internet in accordance with the instructions provided on the proxy. Computershare must receive your proxy by 3:00 p.m. (Vancouver time) on Monday, May 5, 2025, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice.
If you are a non-registered Shareholder, you have received these materials through your securities broker, custodian, nominee, or other intermediary. Please complete and return the proxy or VIF following the instructions that you receive from your broker, custodian, nominee or intermediary. Your intermediary is responsible for properly executing your voting instructions.
If a Shareholder receives more than one proxy or VIF because such holder owns Shares registered in different names or addresses, or through different intermediaries, each proxy or VIF should be completed in accordance with the applicable instructions.
The Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice and transact such other business as may properly come before

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    2025 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2024, report of the auditor and related management discussion and analysis, as well as the annual information form for the year ended December 31, 2024, will be made available at the Meeting and are available on SEDAR+ at www.sedarplus.ca.
You are receiving this Notice because Pan American has elected to use the notice-and-access model as such provisions are set out under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the delivery of meeting materials relating to this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a company to reduce the volume of materials to be physically mailed to shareholders by posting the Circular and any additional annual meeting materials (the “Proxy Materials”) online. Under the Notice-and-Access Provisions, instead of receiving paper copies of the Circular, Shareholders will receive this Notice and a proxy. In the case of beneficial (non-registered) Shareholders, they will receive this Notice and a VIF. The proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Circular online by logging onto the website access page provided and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.
Copies of the Proxy Materials and the annual financials are posted on the Company’s website at: https://www.panamericansilver.com/invest/financial-reports-and-filings.
All Shareholders may call Computershare at 1-866-962-0498 (toll-free) in order to obtain additional information relating to Notice-and-Access Provisions.
If you have questions about any of the information contained within the Circular or require assistance completing your proxy or VIF, please contact our shareholder advisor and proxy solicitation agent, Morrow Sodali (Canada) Ltd. (“Sodali & Co”), by telephone at 1-888-777-1346 or by email at assistance@investor.sodali.com.
How to Obtain Paper Copies of the Information Circular
Any Shareholder may request that a paper copy of the current meeting materials be mailed to them at no cost by contacting the Company at Suite 2100 - 733 Seymour Street, Vancouver, British Columbia V6B 0S6; by telephone: 604-684-1175; by telephone toll-free: 1-800-677-1845 or by fax: 604-684-0147.
Instructions for obtaining paper copies of current proxy materials by mail at no cost are also provided on the Notice of Availability of Proxy Materials for this Meeting, which is posted on the Company’s website at: https://www.panamericansilver.com/invest/financial-reports-and-filings and made available on SEDAR+ at www.sedarplus.ca.
To allow adequate time for a Shareholder to receive and review a paper copy of the Circular and then to submit their vote by 3:00 p.m. (Vancouver time) on Monday, May 5, 2025, a Shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5:00 p.m. (Vancouver time) on Wednesday, April 23, 2025. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.
The Company will not use a procedure known as ‘stratification’ in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using the Notice-and-Access Provisions also provides a paper copy of the Circular to some of its shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under Notice-and-Access Provisions and will not include a paper copy of the Circular.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Michael Steinmann
Michael Steinmann
President, CEO and Director
Vancouver, British Columbia
March 17, 2025

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